UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
41 Pinelawn Road
Melville, New York 11747
(631) 962-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

□      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on March 15, 2010 (the “Schedule 14D-9”), to add as an exhibit to the Schedule 14D-9 a press release issued by the Company on March 16, 2010.  Except as set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged.

Item 9.  Exhibits.

Item 9 to the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Document

(a)(6)	Press Release issued by the Company on March 16, 2010.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General

Dated:  March 16, 2010